SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November 2007
                        Commission File Number: 001-32229

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                             Homex Development Corp.
                 (Translation of registrant's name into English)

                   Boulevard Alfonso Zaragoza Maytorena 2204
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.

                             -----------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.


This report consist of a press release made by Homex Development Corp. regarding an announcement of its main shareholders led by Mr. Eustaquio de Nicolas, Chairman of the Board of Directors of Homex, acquired yesterday in a private transaction 6.7 million common shares of Homex from EIP Investment Holdings L.L.C., COMM V.A. Attached hereto is a copy of the press release dated November 8, 2007.

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[COMPANY LOGO]                                                 Investor Contacts
                                                 investor.relations@homex.com.mx
                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                 +5266-7758-5838
                                                         cmoctezuma@homex.com.mx
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Press Release
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Culiacan, Mexico, November 8, 2007 - Desarrolladora Homex, S.A.B de C.V. (Homex
or the Company) [NYSE: HXM, BMV: HOMEX] announced today that its main shareholders led by Mr. Eustaquio de Nicolas Gutierrez, Chairman of the Board of Directors of Homex, acquired yesterday in a private transaction 6.7 million common shares of Homex (representing less than 2.0% of the Company) from EIP Investment Holdings L.L.C., COMM V.A. After the sale, EIP continues to hold approximately 8.5% of the Company's common stock.

In a letter to the Company's management, Mr. de Nicolas highlights the commitment of the main shareholder group to Homex. "Actions like this send a clear message of the founders' and main shareholders' belief in the business, our confidence in the housing market and in Homex's ability to provide significant value creation for all its shareholders. I am convinced that Homex continues to be uniquely positioned to take full advantage of future opportunities in the Mexican housing industry to benefit home buyers, our employees and stockholders."

Through this operation, the de Nicolas family holds now 34.8% of Homex's capital. The public float remains above 56.6%.

                               * * * * * * * * * *

About Homex
Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

                                    Signature

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Homex Development Corp.


                                            By:    /s/ Alan Castellanos Carmona
                                            Name:  Alan Castellanos Carmona
                                            Title: Chief Financial Officer


                                            By:    /s/ Ramon Lafarga Batiz
                                            Name:  Ramon Lafarga Batiz
                                            Title: Administrative and
                                                   Accounting Officer

Date: November 8, 2007